Softnet Technology
1 Anderson Road, Suite 105, Bernardsville, New Jersey 07924
Phone: 908-204-9911 Fax: 908-204-0201

September 7, 2005

Tamara Tangen, CPA
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Comment letter, File No. 0-07693

Dear Ms. Tangen,

In connection to responding to your comments, the company acknowledges in writing that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Farinella, CEO

James M. Farinella, CEO
SoftNet Technology Corporation